Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of June 30, 2024 and December 31, 2023 and results of operations for the three and six months ended June 30, 2024 and 2023. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of June 30, 2024, included elsewhere in this report, and our Annual Report for the year ended December 31, 2023 on Form 20-F.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Non-IFRS measures used in this MD&A are reconciled to or calculated from the most comparable IFRS measure. We utilize these measures in managing our business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A on page 20. We also caution readers that this MD&A may contain forward-looking statements, see page 29 for our “Statement Regarding Forward-Looking Statements.”

This MD&A includes financial data for the three and six months ended June 30, 2024 and includes material information up to August 9, 2024.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
The partnership’s capital structure is comprised of five classes of partnership units: General partnership units (“GP Units”), limited partnership units (“LP Units”), Redeemable/Exchangeable Partnership units (“REUs”), special limited partnership units of the operating partnership (“Special LP Units”) and FV LTIP units of the operating partnership (“FV LTIP Units”). In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (collectively, “Preferred Equity Units”). Holders of the GP Units, LP Units, REUs, Special LP Units and FV LTIP Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units and REUs have the same economic attributes in all respects, except that the holders of REUs have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Corporation (“BN” or the “Corporation”), as the holder of the REUs exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, the Corporation, as holder of REUs, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the REUs as a component of non-controlling interests.

Financial data has been prepared using accounting policies in accordance with IFRS, except as otherwise noted. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market.

All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”), United Arab Emirates Dirham (“AED”), Hong Kong Dollar (“HK$”), Swedish Krona (“SEK”) and Polish Zloty (“zł”) are identified where applicable.

Additional information is available on our website at bpy.brookfield.com, or on www.sedarplus.ca or www.sec.gov.

OVERVIEW OF THE BUSINESS
    We are Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate.

Office
Our diversified Office portfolio consists of 70 million leasable square feet across 126 office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto, and Berlin. We target to earn core-plus total returns on this portfolio. Represented within this portfolio are irreplaceable assets in global gateway cities (“Core”), including 16 office and mixed-use complexes in cities such as New York and London. The balance of our Office portfolio consists of assets with significant value-add through development and leasing activities (“Transitional and Development”) that are generally held for shorter time frames before being monetized for attractive returns.

Retail
Our Retail portfolio consists of 108 million leasable square feet across 106 malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio. Similar to our Office portfolio, within our Retail portfolio are 19 Core premier retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. The balance of our Retail portfolio consists of Transitional and Development retail assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns.

LP Investments
Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, mixed-use and other alternative real estate. We target to earn opportunistic returns on our LP Investments portfolio. These investments have a defined hold period and typically generate the majority of profits from gains recognized from realization events, including the sale of an asset or portfolio of assets, or exit of the entire investment. As such, capital invested in our LP Investments recycles over time, as existing funds return capital, and we reinvest these proceeds in future vintages of Brookfield-sponsored funds.

There have been no material changes to our investment strategy since December 31, 2023. For a more detailed description of our investment strategy, please refer to the section titled Item 4.B. “Business Overview” in our December 31, 2023 Annual Report on Form 20-F.

PERFORMANCE MEASURES
We consider the following items to be important drivers of our current and anticipated financial performance:
•increases in occupancies by leasing vacant space and pre-leasing active developments;
•increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and
•reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:
•debt capital at a cost and on terms conducive to our goals;
•preferred equity capital at a reasonable cost;
•new property acquisitions and other investments that fit into our strategic plan; and
•opportunities to dispose of peak value or non-core assets.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These fair value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

To measure our performance against these targets, as described above, and measure our operating performance, we focus on non-IFRS measures including net operating income (“NOI”), funds from operations (“FFO”), Company FFO (“CFFO”), and equity attributable to Unitholders. We define these non-GAAP measures on page 19.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of June 30, 2024 and December 31, 2023 and for the three and six months ended June 30, 2024 and 2023. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 10.

    The following acquisitions and dispositions affected our consolidated results for the three and six months ended June 30, 2024 and 2023.

Q2 2024
•We sold partial interests, without loss of control, in four retail assets in the U.S. during the quarter for approximately $400 million. We used the proceeds from these dispositions to repay corporate debt.
•We sold partial interests, without loss of control, in an office asset in the U.S. for approximately $103 million. We used the proceeds from these dispositions to repay asset-level debt.
•We acquired a portfolio of 23 multifamily assets in the U.S. in one of our opportunistic real estate funds for $1.6 billion.

Q1 2024
•We acquired 75 multifamily assets out of foreclosure in the United States in one of our opportunistic real estate funds for $629 million.
•We acquired several logistics assets in the United States, the Netherlands, the United Kingdom and United Arab Emirates for $216 million.
•We acquired a student housing asset in the United States for $161 million.

Q4 2023
•We sold a portfolio of 19 manufactured housing communities in the United States in the Brookfield Strategic Real Estate Partners (“BSREP”) II fund for approximately $317 million.
•We sold an office asset in Brazil for approximately R$1.5 billion ($300 million).
Q3 2023
•We acquired eight logistic centers in the United States in the BSREP IV fund for $378 million.
•We sold 23 manufactured housing communities in the United States in the BSREP II fund for $389 million.

Q2 2023
•We sold partial interests, without loss of control, in two office assets in the United States for net proceeds of approximately $205 million.
•We sold partial interests, without loss of control, in three office assets in Canada for net proceeds of approximately C$405 million ($306 million).
•We acquired a multifamily asset in the United States in the BSREP IV fund for approximately $157 million.

Q1 2023
•We acquired five logistics assets in the United States in the BSREP IV fund for approximately $400 million.
•We acquired a 23% LP interest in the foreign investments owned by BSREP IV from an indirect subsidiary of the Corporation (“Acquisition of Foreign Investments”) for consideration of $588 million through the issuance of a non-interest bearing note. There was a subsequent $530 million capital call related to the BSREP IV U.S. and foreign investments. The consideration for the Acquisition of Foreign Investments and capital call was funded by the issuance of LP Units, Special LP Units and REUs to the Corporation.

For the purposes of the following comparison discussion between the three and six months ended June 30, 2024 and 2023, the above transactions are referred to as the investment activities.

Operating Results

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Commercial property revenue	$1,545	$1,416	$3,084	$2,902
Hospitality revenue	682	687	1,277	1,252
Investment and other revenue	196	224	382	413
Total revenue	2,423	2,327	4,743	4,567
Direct commercial property expense	600	552	1,211	1,140
Direct hospitality expense	536	525	1,069	1,033
Investment and other expense	10	7	20	76
Interest expense	1,281	1,174	2,494	2,341
General and administrative expense	341	352	681	684
Total expenses	2,768	2,610	5,475	5,274
Fair value losses, net	(508)	(58)	(880)	(111)
Share of earnings (losses) from equity accounted investments	111	(198)	243	(174)
Loss before income taxes	(742)	(539)	(1,369)	(992)
Income tax expense (benefit)	47	(81)	129	(140)
Net loss	$(789)	$(458)	$(1,498)	$(852)

Net loss for the three months ended June 30, 2024 was $789 million compared to $458 million for the same period in the prior year. This is primarily attributable to fair value losses of $508 million in the current period due to updated market and cash flow assumptions for certain LP investments and office assets in the U.S., as well as $107 million of incremental interest expense compared to prior year resulting from increased reference rates and financing activity from recent acquisitions. These were partially offset by $309 million increase in the share of net earnings from equity accounted investments, reflecting lower fair value losses at our Office assets compared to the prior year, higher fair value gains in our Retail segment, and an increase in commercial property revenue, net of related direct expenses, of $53 million resulting from acquisition activity in LP Investments.

Net loss for the six months ended June 30, 2024 was $1,498 million compared to $852 million for the same period in the prior year. The increase in net loss is primarily attributable to fair value losses of $880 million and $153 million of incremental interest expense compared to prior year due to higher reference rates and new acquisitions as mentioned above, partially offset by an increase of share of net earnings from equity accounted investments of $417 million from fair value movements mentioned above. Further offsetting these decreases is an increase in commercial property revenue, net of related direct expenses of $116 million resulting from acquisition activity in LP Investments.

Commercial property revenue and direct commercial property expense
For the three months ended June 30, 2024, commercial property revenue increased by $129 million compared to the same period in the prior year due to acquisitions activity in our LP Investments segment resulting in an increase of $90 million, as well as rent growth and lease commencements since the prior year.

For the three months ended June 30, 2024, direct commercial property expense increased by $48 million compared to the same period in the prior year due to higher expenses as a result of the acquisition activity discussed above, which generated additional expense of $37 million. Margins in 2024 were 61.2%, an increase of 0.2% compared to 2023.

For the six months ended June 30, 2024, commercial property revenue increased by $182 million compared to the same period in the prior year due to acquisitions activity in our LP Investments segment resulting in an increase of $184 million, partially offset by disposition activity.

For the six months ended June 30, 2024, direct commercial property expense increased by $71 million compared to the same period in the prior year due to higher expenses as a result of the acquisition activity discussed above, which generated additional expense of $68 million. Margins in 2024 remained consistent with prior year at 60.7%.

Hospitality revenue and direct hospitality expense
For the three months ended June 30, 2024, hospitality revenue decreased by $5 million compared to the same period in the prior year. The decrease was primarily due to disposition activity since the prior year, partially offset by higher occupancy and higher average daily rates primarily in the U.K. and in Europe resulting in an increase of $4 million when compared to the same period in the prior year.

Direct hospitality expense increased to $536 million for the three months ended June 30, 2024, compared to $525 million in the same period in the prior year. The increase was driven by additional operating expenses of $11 million stemming from increased room utilization.

For the six months ended June 30, 2024, hospitality revenue increased by $25 million compared to the same period in the prior year. The increase was attributable to higher occupancy and higher average daily rates in the U.K. resulting in an increase of $34 million when compared to the same period in the prior year, partially offset by disposition activity.

Direct hospitality expense increased to $1,069 million for the six months ended June 30, 2024, compared to $1,033 million in the same period in the prior year. The increase was driven by additional operating expenses of $36 million stemming from increased room utilization.

Investment and other revenue, and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. For the three months ended June 30, 2024, investment and other revenue decreased by $28 million, primarily due to one-time adjustments in the prior year.

For the six months ended June 30, 2024, investment and other revenue decreased by $31 million, primarily due to a decrease of $22 million in our LP Investments segment resulting from fewer dispositions of multifamily develop-for-sale assets compared to the prior year, as well as a decrease of $9 million in our Office segment due to lower development fees earned, as we completed a development project in Perth, partially offset by incremental interest income in the U.S. and China.

For the six months ended June 30, 2024, investment and other expense decreased by $56 million primarily due to a decrease of $52 million in our LP Investments segment resulting from fewer dispositions of multifamily develop-for-sale assets compared to the prior year as well as a decrease of $4 million in our Office segment due to lower development costs in Australia.

Interest expense
Interest expense increased by $107 million and $153 million for the three and six months ended June 30, 2024, respectively, due to a higher interest rate environment, higher debt balances resulting from acquisition activity, asset-level financings and corporate draws. These increases were partially offset by repayments of corporate debt, including those funded by proceeds from disposition activities.

General and administrative expense
General and administrative expense decreased by $11 million and $3 million for the three and six months ended June 30, 2024, respectively, as compared to the same period in the prior year. The decreases are primarily due to lower compensation expense in our Corporate segment, partially offset by higher general and administrative expense from acquisition activity in our LP Investments segment since prior year.

Fair value losses, net
Fair value losses, net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the income statement. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors.

We receive external appraisals on a number of office properties in the ordinary course to support our valuation process and for other business purposes. We compare the results to those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the six months ended June 30, 2024, we obtained 12 external appraisals of our consolidated operating properties representing a gross property value of $3 billion. These external appraisals were within 3% of management’s valuations. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to our IFRS values.

There have been no material changes to our valuation methodology since December 31, 2023. Refer to our 2023 Annual Report on Form 20-F for further detail on the valuation methodology of our investment properties and hospitality properties.

Fair value losses, net for our Office segment were $161 million and $345 million for the three and six months ended June 30, 2024, respectively. These losses were driven by discount rate and capitalization rate expansion and updated leasing assumptions. Fair value losses, net for our Office segment were $296 million and $434 million for the three and six ended June 30, 2023, respectively. These losses were driven by discount rate and capitalization rate expansion, partially offset by gains from updated cash flow assumptions in the U.S., U.K. and Australia.

Fair value losses, net for our Retail segment for the three and six months ended June 30, 2024 were $92 million and $113 million, respectively. These losses were primarily driven by updated market assumptions, partially offset by fair value gains from updated cash flow assumptions and leasing outperformance at certain Core premier retail centers. For our Retail segment, the fair value gains, net for the three months ended June 30, 2023, were $32 million and fair value losses, net for the six months ended June 30, 2023, were $3 million. These gains were from updated leasing and cash flow assumptions partially offset by losses primarily related to updated market assumptions.

Fair value losses, net for our LP Investments segment were $247 million for the three months ended June 30, 2024. The fair value losses were primarily driven by updated leasing assumptions and updated valuation metrics at select retail and office assets. These losses were partially offset by fair value gains driven by updated cash flow assumptions and strong office leasing activity in India. Fair value losses, net for our LP Investments segment were $404 million for the six months ended June 30, 2024 primarily due to fair value losses at select retail, office and manufactured housing assets in the U.S. These losses were partially offset by updated cash flow assumptions and strong office leasing activity in India, as well as the positive impact of inflation on rental rates and capital spend in Brazil. The fair value gains, net for our LP Investments segment were $170 million and $298 million for the three and six months ended June 30, 2023, respectively. These gains were primarily driven by updated valuation metrics and leasing assumptions in select logistics, student housing, multifamily, and office assets located in the U.S., India and Brazil.

Share of net earnings from equity accounted investments
    Our most significant equity accounted investments are a mixed-use district in London, a mixed-use complex and an office tower in New York, a shopping center in Honolulu, and two malls in Las Vegas.

During the six months ended June 30, 2024, we sold 49% of our interest in an office tower in the United Arab Emirates for net proceeds of approximately $165 million. Additionally, we sold partial interests in three office assets in the U.S. and Canada for net proceeds of approximately $507 million and partial interests in two malls in the United States for net proceeds of approximately $210 million.

During the twelve months ended December 31, 2023, we sold 99% of our interest in an office tower in Midtown New York for approximately $101 million which is now reflected as a financial asset and 13% of our interest in the Bryant Park Office Tower in New York for approximately $83 million.

For the three and six months ended June 30, 2024, our share of net earnings from equity accounted investments was $111 million and $243 million, respectively, which represents increases of $309 million and $417 million, respectively, compared to the prior year. The increase is primarily due to fair value gains as a result of updated market assumptions at assets accounted for under the equity method compared to fair value losses in the prior year.

Income tax expense
The increase in income tax expense for the three and six months ended June 30, 2024 compared to the prior year is primarily due to tax expense uncorrelated with accounting income, a change in tax rate in certain subsidiaries and a decrease in the benefit recognized for deferred tax assets.

Statement of Financial Position and Key Metrics

(US$ Millions)	Jun. 30, 2024	Dec. 31, 2023
Investment properties
Commercial properties	$79,623	$77,699
Commercial developments	5,578	5,216
Equity accounted investments	18,887	19,435
Property, plant and equipment	10,405	11,085
Cash and cash equivalents	2,401	2,341
Assets held for sale	2,599	1,852
Total assets	132,625	131,577
Debt obligations	68,581	68,712
Liabilities associated with assets held for sale	169	57
Total equity	48,501	48,587

As of June 30, 2024, we had $132,625 million in total assets, compared with $131,577 million at December 31, 2023. This $1,048 million increase was driven by an increase in commercial properties due to acquisition activity and capital expenditures on commercial developments. This increase was partially offset by disposition activity and the negative impact of foreign currency translation.

The following table presents the changes in investment properties from December 31, 2023 to June 30, 2024:

	Six months ended Jun. 30, 2024
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$77,699	$5,216
Acquisitions	3,471	67
Capital expenditures	456	720
Property dispositions(1)	(149)	—
Fair value (losses) gains, net	(805)	160
Foreign currency translation	(1,038)	(67)
Transfer between commercial properties and commercial developments	504	(504)
Reclassifications to assets held for sale and other changes	(515)	(14)
Investment properties, end of period	$79,623	$5,578
(1)Property dispositions represent the carrying value on date of sale.

Commercial properties are commercial, operating, rent-producing properties. Commercial properties increased from $77,699 million at the end of 2023 to $79,623 million at June 30, 2024. The increase was due to acquisition activity, primarily in our LP Investments segment, coupled with two office assets in our LP Investments segment becoming operational during the period, as well as capital spend in our LP Investments and Office segments. These increases were partially offset by the negative impact of foreign currency translation, the reclassification of assets to held for sale, incremental fair value losses and disposition activity during the period. Refer to Note 3, Investment Properties of our Q2 2024 Financial Statements for further information.

    Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $5,578 million at June 30, 2024, an increase of $362 million from the balance at December 31, 2023. The increase is primarily due to capital spending and fair value gains within our LP Investments segment. This was partially offset by decreases resulting from two office assets becoming operational during the period, as mentioned above, and the negative impact of foreign currency translation. Refer to Note 3, Investment Properties of our Q2 2024 Financial Statements for further information.

The following table presents a roll-forward of changes in our equity accounted investments December 31, 2023 to June 30, 2024:

(US$ Millions)	Six months ended Jun. 30, 2024
Equity accounted investments, beginning of period	$19,435
Additions	252
Disposals and return of capital distributions	(706)
Share of net earnings from equity accounted investments	243
Distributions received	(192)
Foreign currency translation	(95)
Other comprehensive income and other	(50)
Equity accounted investments, end of period	$18,887

Equity accounted investments decreased by $548 million since December 31, 2023 primarily due to disposals and return of capital distributions within our LP Investments segment and our Office segment from the sales of a partial interest in an office asset in the United Arab Emirates. We also disposed of partial interests in certain office and retail assets during the six months ended June 30, 2024, partially offset by our share of net earnings from equity accounted investments. Refer to Note 4, Equity Accounted Investments of our Q2 2024 Financial Statements for further information.

The following table presents a roll-forward of changes in property, plant and equipment December 31, 2023 to June 30, 2024:

(US$ Millions)	Six months ended Jun. 30, 2024
Cost:
Balance at the beginning of period	$10,486
Additions	206
Disposals	(243)
Foreign currency translation	(92)
Reclassification (to) assets held for sale and other	(392)
9,965
Accumulated fair value changes:
Balance at the beginning of period	2,027
Disposals	(11)
Foreign currency translation	(23)
Reclassification (to) assets held for sale and other	(114)
1,879
Accumulated depreciation:
Balance at the beginning of period	(1,428)
Depreciation	(215)
Disposals	117
Foreign currency translation	18
Reclassification to assets held for sale and other	69
(1,439)
Total property, plant and equipment(1)	$10,405
(1)Includes right-of-use assets of $279 million (December 31, 2023 - $304 million).

Property, plant and equipment decreased by $680 million since December 31, 2023, primarily due to the reclassification of hospitality assets to held for sale, depreciation, net disposals and the negative impact of foreign currency translation within our LP Investments segment. Property, plant and equipment primarily includes our hospitality assets which are revalued annually at December 31, using a depreciated replacement cost approach.

The following table presents a roll-forward of changes in assets held for sale December 31, 2023 to June 30, 2024:

(US$ Millions)	Six months ended Jun. 30, 2024
Balance, beginning of period	$1,852
Reclassification to assets held for sale, net	1,149
Disposals	(476)
Fair value adjustments	16
Other	58
Balance, end of period	$2,599

At June 30, 2024, assets held for sale included six office assets in the U.S., six retail assets in the U.S., three hospitality assets in the U.S, one multifamily asset in the U.S, one logistics asset in the U.S. and one hospitality asset in South Korea, as we intend to sell our interests in these assets to third parties in the next 12 months. Refer to Note 10, Held For Sale of our Q2 2024 Financial Statements for further information.

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2023	Debt obligation issuance, net of repayments	Debt from asset acquisitions	Assumed by purchaser	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Other	Jun. 30, 2024
Debt obligations	$68,712	634	16	(80)	82	(756)	(27)	$68,581

Our debt obligations decreased to $68,581 million at June 30, 2024 from $68,712 million at December 31, 2023. The decrease was driven by paydowns on our corporate facilities and term debt of $1.7 billion, the negative impact of foreign currency translation partially offset by the issuance of debt on our recent acquisitions in our LP Investment segment. Refer to Note 11, Debt Obligations of our Q2 2024 Financial Statements for further information.

Total equity was $48,501 million at June 30, 2024, a decrease of $86 million from the balance at December 31, 2023. The decrease was primarily driven by dispositions since the prior year, net loss and the negative impact of foreign currency translation during the period. These decreases were partially offset by the paydowns on our corporate facilities and term debt mentioned above.
Interests of others in operating subsidiaries and properties was $25,534 million at June 30, 2024, an increase of $202 million from the balance of $25,332 million at December 31, 2023 due to the disposition activity discussed above.

The following table summarizes our key operating results:

	2024		2023				2022
(US$ Millions, except per unit information)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$2,423	$2,320	$2,483	$2,433	$2,327	$2,240	$1,812	$1,756
Direct operating costs	1,136	1,144	1,124	1,129	1,077	1,096	753	753
Net (loss) income	(789)	(709)	(630)	(367)	(458)	(394)	(1,220)	4
Net loss attributable to unitholders	(483)	(385)	(293)	(177)	(531)	(232)	(1,196)	(38)

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income are also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Office, Retail, LP Investments and Corporate.

The following table presents NOI by segment:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Office(1)	$241	$247	$487	$492
Retail(1)	241	240	489	495
LP Investments(1)	723	662	1,335	1,210
Corporate(1)	—	(18)	—	—
NOI(1)	$1,205	$1,131	$2,311	$2,197
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 19. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 20.

The following table presents FFO by segment:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Office	$6	$7	$(6)	$24
Retail	65	76	171	178
LP Investments	(10)	—	(28)	(30)
Corporate	(194)	(191)	(392)	(379)
FFO(1)	$(133)	$(108)	$(255)	$(207)
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 19. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 20.

The following table presents CFFO by segment:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Office(1)	$35	$21	$41	$46
Retail(1)	86	92	185	210
LP Investments(1)	(22)	(15)	(46)	(40)
Corporate(1)	(191)	(180)	(390)	(367)
CFFO(1)	$(92)	$(82)	$(210)	$(151)
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 19. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 20.

The following table presents equity attributable to Unitholders by segment as of June 30, 2024 and December 31, 2023:

(US$ Millions)	Jun. 30, 2024	Dec. 31, 2023
Office(1)	$11,326	$12,103
Retail(1)	16,145	15,908
LP Investments(1)	6,456	6,891
Corporate(1)	(11,659)	(12,346)
Equity attributable to Unitholders(1)	$22,268	$22,556
(1)This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Non-IFRS Financial Measures” section on page 19. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 20.

Office

Overview
    Our diversified Office portfolio consists of 70 million leasable square feet across 126 office assets in some of the world’s leading commercial markets such as New York, London, Dubai, Toronto and Berlin. We target to earn core-plus total returns on this portfolio. Represented within this portfolio are irreplaceable assets in global gateway cities, including 16 office and mixed-use complexes in cities such as New York and London. The balance of our Office portfolio consists of Transitional and Development assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns.

Summary of Operating Results
The following table presents NOI, FFO, CFFO and net loss in our Office segment for the three and six months ended June 30, 2024 and 2023:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
NOI	$241	$247	$487	$492
FFO	6	7	(6)	24
CFFO	35	21	41	46
Net loss	(318)	(511)	(527)	(593)

NOI from our consolidated properties was $241 million and $487 million during the three and six months ended June 30, 2024, respectively, compared to $247 million and $492 million, respectively. These decreases were primarily due to disposition activity partially offset by lease commencements at higher average in-place rents since the prior year.

NOI from our unconsolidated properties on a proportionate basis increased to $142 million and $287 million during the three and six months ended June 30, 2024, respectively as compared to $135 million and $270 million in the prior year, respectively. These increases are primarily due to lease termination income and lease commencements at higher average in-place rents since the prior year partially offset by disposition activity and vacancies.

FFO from our Office segment was $6 million and $(6) million for the three and six months ended June 30, 2024, respectively as compared to $7 million and $24 million in the same period in the prior year. These decreases were attributable to an increase in interest expense resulting from the rising interest rate environment and financing activity, partially offset by an increase in fee revenue.

CFFO from our Office segment increased by $14 million during the three months ended June 30, 2024, primarily attributable to imputed interest on our U.S. developments, partially offset by the FFO movements discussed above. Conversely, it decreased by $5 million for the six months ended June 30, 2024, due to the FFO movements discussed above, partially offset by imputed interest in the U.S.

Net loss decreased by $193 million to $318 million during the three months ended June 30, 2024 as compared to net loss of $511 million during the same period in 2023. The decrease in net loss is a result of lower fair value losses and lower share of equity accounted losses in the U.K. compared to the prior year, partially offset by the movements discussed above. Net loss decreased by $66 million to $527 million during the six months ended June 30, 2024 as compared to the same period in 2023. The decrease is a result of the movements discussed above, partially offset by income tax expense in the current year compared to an income tax benefit in the prior year.

Key Operating Metrics
    The following table presents key operating metrics for our Office portfolio as at and for the three months ended June 30, 2024 and 2023:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Total portfolio(1):
Number of properties	57	60	69	71
Leasable square feet (in thousands)(2)	41,529	43,776	28,718	29,907
Occupancy	84.8%	83.7%	88.6%	89.5%
(1)Included in our total portfolio are 68 Core properties located in 16 premier office and mixed-use complexes in key global markets which total approximately 34 million leasable square feet and are 94.5% occupied compared with 95.0% in the prior year.
(2)Includes leasable office, retail and multifamily square footage at our properties.

The following table presents the changes in investment properties in the Office segment from December 31, 2023 to June 30, 2024:

	Jun. 30, 2024
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$20,194	$859
Property acquisitions	1	—
Capital expenditures	114	114
Property dispositions	(79)	—
Fair value (losses) gains, net	(339)	9
Foreign currency translation	(194)	(7)
Transfer between commercial properties and commercial developments	16	(16)
Reclassifications to assets held for sale and other	(280)	(15)
Investment properties, end of period	$19,433	$944

Commercial properties totaled $19,433 million at June 30, 2024, compared to $20,194 million at December 31, 2023. The decrease was driven primarily by fair value losses on select properties as a result of updated valuation metrics and updated cash flow, the reclassification of two assets to held for sale, the negative impact of foreign currency translation and the disposition of an office asset in Australia, partially offset by capital spend.

Commercial developments increased by $85 million from December 31, 2023 to June 30, 2024. The increase was primarily the result of development spend in the U.K. and Australia, partially offset by the negative impact of foreign currency translation.

The following table presents the changes in equity accounted investments in the Office segment from December 31, 2023 to June 30, 2024:

(US$ Millions)	Jun. 30, 2024
Equity accounted investments, beginning of period	$8,199
Additions	142
Disposals and return of capital distributions	(158)
Share of net (losses), including fair value changes	(54)
Distributions received	(170)
Foreign currency translation	(48)
Other comprehensive income and other	(18)
Equity accounted investments, end of period	$7,893

Equity accounted investments decreased by $306 million since December 31, 2023 to $7,893 million at June 30, 2024. The decrease was driven by the return of capital and distributions from the sale of our partial interest in an asset in the United Arab Emirates, the negative impact of foreign currency translation and share of net losses driven by valuation metric expansion and updated leasing assumptions.

Debt obligations decreased by $516 million since December 31, 2023 to $13,496 million at June 30, 2024. The decrease was primarily driven by paydown of asset-level debt obligations in the U.S. and the negative impact of foreign currency translation

Retail

Overview
Our Retail portfolio consists of 108 million leasable square feet across 106 malls and urban retail properties across the United States. We also target to earn core-plus total returns on this portfolio. Similar to our Office portfolio, within our Retail portfolio are 19 Core premier retail centers in attractive markets across the U.S., such as Honolulu and Las Vegas, which collectively represent the majority of equity attributable to Unitholders in our Retail portfolio. Their stable and growing cash flows ensure that we can earn attractive compounding rates of return. The balance of our Retail portfolio consists of Transitional and Development retail assets with significant value-add through development and leasing activities that are generally held for shorter time frames before being monetized for attractive returns.

Summary of Operating Results
The following table presents NOI, FFO, CFFO and net income in our Retail segment for the three and six months ended June 30, 2024 and 2023:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
NOI	$241	$240	$489	$495
FFO	65	76	171	178
CFFO	86	92	185	210
Net income	80	125	237	141

NOI increased to $241 million during the three months ended June 30, 2024 compared to $240 million in the same quarter in 2023, due to higher rents from new leases and renewals at higher rent spreads partially offset by an increase in bad debt expense, disposition activity and the prior year benefiting from increased variable overage rent and sales. NOI decreased to $489 million during the six months ended June 30, 2024 compared to $495 million in the same period in 2023, due to an increase in bad debt expense, disposition activity and the prior year benefiting from increased variable overage rent and sales partially offset by higher rents from new leases and renewals at higher rent spreads.

NOI from our unconsolidated properties increased slightly to $180 million during the three months ended June 30, 2024 compared to $177 million in the same quarter in 2023, primarily attributable an increase in rental revenue, offset by the prior year benefiting from higher overage rent and higher sales. NOI from our unconsolidated properties during the six months ended June 30, 2024 was flat compared to prior year at $364 million.

For the three and six months ended June 30, 2024, FFO earned in our Retail segment was $65 million and $171 million, respectively compared to $76 million and $178 million, respectively for the same period in the prior year. The decreases are attributable to an increase in interest expense resulting from the rising interest rate environment and financing activity and the prior year benefiting from a one-time insurance payment.

For the three and six months ended June 30, 2024, CFFO decreased by $6 million and $25 million, respectively, primarily attributable to the FFO movements discussed above.

Net income was $80 million for the three months ended June 30, 2024 as compared to $125 million during the same period in the prior year. The current year included fair value losses compared to slight fair value gains in the prior year, as the current year was impacted by updated cash flow assumptions to reflect the impact of higher vacancy, longer downtime, and increased capital cost.

Net income was $237 million for the six months ended June 30, 2024 compared to $141 million during the same period in the prior year. The variance is attributable to share of net earnings from equity accounted investments in the current period, compared to share of net losses from equity accounted investments in the prior period, partially offset by the fair value losses mentioned above.

Key Operating Metrics
The following table presents key operating metrics in our Retail portfolio as at and for the three months ended June 30, 2024 and 2023:

	Consolidated		Unconsolidated
	Jun. 30, 2024	Jun. 30, 2023	Jun. 30, 2024	Jun. 30, 2023
Total portfolio(1):
Number of malls and urban retail properties	55	57	51	52
Leasable square feet (in thousands)(2)	49,748	50,577	58,488	59,402
Leased %	93.5%	94.1%	96.2%	96.4%
(1)Included in our total portfolio are 19 Core premier retail centers which total approximately 24 million leasable square feet and are 97.0% occupied compared with 97.0% in the prior year.
(2)Total Portfolio Leasable square feet represents total leasable area.

The following table presents the changes in investment properties in the Retail segment from December 31, 2023 to June 30, 2024:

	Jun. 30, 2024
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$19,385	$67
Capital expenditures	54	5
Property dispositions	(5)	—
Fair value (losses), net	(6)	(3)
Reclassifications to assets held for sale	(238)	—
Investment properties, end of period	$19,190	$69

Commercial properties decreased by $195 million to $19,190 million, primarily due to the reclassification of three assets to held for sale, partially offset by capital spend.

The following table presents a roll-forward of our partnership’s equity accounted investments in the Retail segment for the six months ended June 30, 2024:

(US$ Millions)	Jun. 30, 2024
Equity accounted investments, beginning of year	$9,501
Additions	62
Disposals and return of capital	(107)
Share of net earnings from equity accounted investments	305
Distributions	(8)
Other	(7)
Equity accounted investments, end of period	$9,746

Equity accounted investments increased by $245 million to $9,746 million, primarily due to share of net earnings from equity accounted investments and additions, partially offset by return of capital.

Debt obligations decreased by $772 million to $11,806 million, primarily due to paydowns of asset-level and term debt.

LP Investments

Overview
    Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, logistics, hospitality, triple net lease, student housing and manufactured housing. We target to earn opportunistic returns on our LP Investments portfolio.
    The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•An interest in a series of our opportunistic real estate funds which each target gross returns of 20%, including:

◦A 31% interest in BSREP I, which is in its 13th year since initial closing, is fully invested and is executing realizations.

◦A 26% interest in BSREP II, which is in its 10th year since initial closing, is fully invested and is executing realizations.

◦A 8% interest in BSREP III, which is in its 7th year since initial closing.

◦A 23% interest in BSREP IV, which is in its 3rd year since initial closing.

•A blended 30% interest in two value-add multifamily funds projecting gross returns of 25%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•A blended 33% interest in a series of real estate debt funds which seek to invest in commercial real estate debt secured by properties in strategic locations.

    While our economic interest in these funds are less than 50% in each case, we consolidate several of the portfolios, specifically BSREP I, BSREP II, and BSREP IV, held through the LP Investments as the Corporation’s oversight as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments. We do not consolidate our interest in BSREP III as our 8% non-voting interest does not provide us with control over the investment and therefore is accounted for as a financial asset.

Summary of Operating Results
    Our LP investments, unlike our Office and Retail portfolios, have a defined hold period and typically generate the majority of profits from realization events including the sale of an asset or portfolio of assets or the exit of the entire investment. The combination of gains from realization events and FFO earned during the hold period represent our earnings on capital invested in these funds and, once distributed by the Brookfield-sponsored real estate opportunity funds, provide liquidity to fund reinvestment.

The following table presents NOI, FFO, CFFO, and net (loss) income in our LP Investments segment for the three and six months ended June 30, 2024 and 2023:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
NOI	$723	$662	$1,335	$1,210
FFO	(10)	—	(28)	(30)
CFFO	(22)	(15)	(46)	(40)
Net (loss) income	(506)	168	(983)	(39)

NOI in our LP Investments segment increased by $61 million and $125 million for the three and six months ended June 30, 2024, respectively compared to the prior year, primarily driven by higher revenues as a result of net acquisition activity and strong leasing at our office portfolio in India and strong operating performance at hospitality assets in the U.K.

FFO decreased by $10 million for the three months ended June 30, 2024, primarily attributable to an increase in interest expense resulting from the rising interest rate environment, financing activity due to recent acquisitions and higher operating expense at our hospitality properties.

FFO improved by $2 million for the six months ended June 30, 2024, primarily due to higher NOI driven by acquisitions as discussed above which was partially offset by higher interest and operating expenses.

For the three and six months ended June 30, 2024, CFFO decreased by $7 million and $6 million, respectively, primarily due to higher interest expense and operating expenses mentioned above.

Net loss for the three and six months ended June 30, 2024 was $506 million and $983 million, respectively due to fair value losses in the current period, compared to fair value gains in the prior year, driven by updated valuation metrics and leasing assumptions at retail, office and logistics assets in the U.S. as well as higher income taxes partially offset by higher revenues as discussed above.

Corporate
Certain amounts are allocated to our Corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO, CFFO and net loss in our Corporate segment for the three and six months ended June 30, 2024 and 2023:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
FFO	$(194)	$(191)	$(392)	$(379)
CFFO	(191)	(180)	(390)	(367)
Net loss	(44)	(240)	(224)	(361)

FFO was a loss of $194 million (2023 - loss of $191 million) and $392 million (2023 - loss of $379 million) for the three and six months ended June 30, 2024, respectively. Corporate FFO includes interest expense and general and administrative expense.

Investment and other revenue consists of development and leasing fee income earned of $62 million (2023 - $92 million) and $115 million (2023 - $111 million) for the three and six months ended June 30, 2024, respectively, from the reorganization of certain Corporate interests as a result of the Manager Reorganization.

Interest expense for the three months ended June 30, 2024 totaled $112 million (2023 - $96 million), which reflects $26 million (2023 - $25 million) of interest expense on capital securities and $86 million (2023 - $71 million) of interest expense on our credit facilities and corporate bonds. For the six months ended June 30, 2024, interest expense totaled $217 million (2023 - $196 million), which reflects $51 million (2023 - $50 million) of interest expense on capital securities and $166 million (2023 - $146 million) of interest expense on our credit facilities and corporate bonds. In the current period, we paid down $1.1 billion of our corporate facility and $453 million (C$500 million) of our corporate bonds.

Another component of FFO is general and administrative expense, which, for the three months ended June 30, 2024 was $125 million (2023 - $156 million) and consists of management fees of $44 million (2023 - $50 million) and $81 million (2023 - $106 million) of other corporate costs. For the six months ended June 30, 2024, general and administrative expense consisted of $89 million of management fees (2023 - $99 million) and $170 million (2023 - $169 million) of other corporate costs. The management fee is calculated as the sum of (a) 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (i) the equity attributable to unitholders for Office, Retail and the Corporate segments; and (ii) the carrying value of the outstanding non-voting common shares of Brookfield BPY Holdings Inc. (“CanHoldco”) and (b) any fees payable by us in connection with our commitment to private real estate funds of any Service Providers but for the election by us for such fees to be added to the management fee (but excluding any accrued fees that have not become due and payable).

For the three and six months ended June 30, 2024, we also recorded income tax of $141 million and $157 million (2023 - income tax of $98 million and $35 million), primarily due to tax expense uncorrelated with accounting income, a change in tax rate in certain subsidiaries and a decrease in the benefit recognized for deferred tax assets.

As of June 30, 2024, the carrying value of Canholdco’s Class B Common Shares was $1,295 million (December 31, 2023 - $1,415 million).

LIQUIDITY AND CAPITAL RESOURCES
We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private providers of capital. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

The principal sources of our operating cash flow are from our consolidated properties as well as properties in joint venture arrangements. These sources generate a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service and dividends to holders of our preferred units. Cash is used in investing activities to fund acquisitions, development or redevelopment projects and recurring and nonrecurring capital expenditures. These balances may fluctuate as a result of timing differences relating to financing and investing activities. For the six months ended June 30, 2024, our operating cash flow was $496 million, cash flow from investing activities was $(2,868) million and cash flow from financing activities was $2,476 million. The consolidated cash balance at June 30, 2024 was $2,401 million.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)
Jun. 30, 2024	Office(2)	Retail	LP Investments	Total
2024	$4,842	$3,597	$4,793	$13,232
2025	2,971	1,570	9,151	13,692
2026	2,721	967	3,558	7,246
2027	1,242	882	3,243	5,367
2028	272	727	1,141	2,140
2029 and thereafter	1,244	857	6,550	8,651
Deferred financing costs	(41)	(31)	(229)	(301)
Secured debt obligations(1)	$13,251	$8,569	$28,207	$50,027
(1)The figures above do not consider available extension options. For the debt obligations maturing in the remainder of 2024 and 2025, total debt obligations with extension options total $15,489 million.
(2)Of the $4,842 million in 2024 office maturities, approximately $1,059 million have been addressed through extensions, repayments and other measures and, of the remaining maturities, $1,947 million have extension options in place.

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2024 to 2025, however, excluding debt obligations on assets in receivership, we have suspended contractual payment on less than 4% of our non-recourse mortgages and are currently engaging in modification or restructuring discussions with respective creditors. We are generally seeking relief given the circumstances resulting from the current economic environment, and may or may not be successful with these negotiations. If we are unsuccessful, it is possible that certain properties securing these loans could be transferred to the lenders.

For further discussion on our liquidity and capital resources, refer to our Annual Report for the year ended December 31, 2023 on Form 20-F.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

    There have been no material changes to risk factors facing our business, including tenant credit risk, lease rollover risk and other risks, since December 31, 2023. For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2023 Annual Report on Form 20-F.

FINANCIAL INSTRUMENTS AND FINANCIAL RISKS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

Effective June 30, 2024, Canadian Overnight Repo Rate Average (“CORRA”) replaced Canadian Dollar Offered Rate (“CDOR”). The partnership assessed the impact and effect required changes as a result of amendments to the contractual terms of CDOR referenced floating-rate borrowings, interest rate swaps, interest rate caps, and to update hedge designations. The adoption does not have significant impact on the partnership’s financial reporting.

We also designate Canadian Dollar financial liabilities of certain of our operating entities as hedges of our net investments in our Canadian operations.

There have been no other material changes to our financial risk exposure or risk management activities since December 31, 2023. Please refer to Note 32, Financial Instruments in our December 31, 2023 Annual Report on Form 20-F for a detailed description of our financial risk exposure and risk management activities, and refer to Note 27, Financial Instruments of our Q2 2024 Financial Statements for further information on derivative financial instruments as at June 30, 2024.

RELATED PARTIES
    In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Corporation. Other related parties of the partnership include Brookfield Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

On January 1, 2023, we acquired a 23% LP interest in the foreign investments owned by BSREP IV from an indirect subsidiary of the Corporation for consideration of $588 million through the issuance of a non-interest bearing note. In February 2023, there was a $530 million capital call in respect to BSREP IV U.S. and foreign investments. We repaid the non-interest bearing note and funded the capital call through the issuance of LP Units, Special LP Units and REUs to the Corporation. The Corporation retained an identical indirect economic interest in the BSREP IV investment before and after the transaction.

In May 2023, there was a $507 million capital call in respect to BSREP IV investments. We funded the capital call through the issuance of LP Units, Special LP Units and REUs to the Corporation.

In June 2023, we sold partial interests in six Office assets to Brookfield Reinsurance Ltd (“BNRE”), which include partial interests in three assets in the U.S. for net proceeds of approximately $306 million and three assets in Canada for net proceeds of approximately C$405 million ($306 million).

In August 2023, in a series of related transactions we issued $1.6 billion of mandatory convertible non-voting preferred shares which are now held by a wholly-owned subsidiary of BNRE. Upon conversion, it is expected that BNRE will assume a partial interest in our LP interest in BSREP IV. We will continue to consolidate its LP interest in BSREP IV until conversion, as our contractual rights and exposure to variable returns to BSREP IV and its underlying investments remains unchanged. We received $1.6 billion in notes receivable as consideration in these transactions. There were two capital calls in September and December 2023 of $263 million and $101 million, respectively, in respect to BSREP IV investments, which were funded by the partial paydown of the note receivable.

In June 2024, we sold partial interests in ten Office and Retail assets in the U.S. and Canada to BNRE, for net proceeds of approximately $1.3 billion. We used the proceeds from these dispositions toward repayments of corporate and asset-level debt.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgments and estimates, see our accounting policies contained in Note 2 to the December 31, 2023 consolidated financial statements and Note 2, Summary of Material Accounting Policy Information of the Q2 2024 Financial Statements.

TREND INFORMATION
We seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy levels, which provides the opportunity to expand cash flows through higher occupancy. There remains some uncertainty in the near-term surrounding leasing trends, market rates, and the ability to exit investments in the partnership’s expected timeframe, which the partnership will continue to monitor and mitigate. In addition, we expect to face a meaningful amount of lease rollover in 2024 and 2025, which may restrain FFO growth from this part of our portfolio in the near future. Our belief as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows is based on assumptions about our business and markets that management deems to be reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. There also remains some uncertainty in the high interest rate environment, which we will continue to monitor and mitigate its impact on borrowing costs and our ability to refinance existing debt. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

Given the small amount of new office and retail development that occurred over the last decade, we see an opportunity to advance our development inventory in the near term in response to demand we are seeing in our major markets. In addition, we continue to reposition and redevelop existing retail properties, in particular, a number of the highest performing shopping centers in the United States.

A number of our assets are interest rate sensitive: higher long-term interest rates will, absent all else, increase the partnership’s interest rate expense, impacting profitability, and decrease the value of these assets by reducing the present value of the cash flows expected to be produced by the asset. An increase in interest rates could decrease the amount buyers may be willing to pay for our properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Further, increased interest rates may effectively increase the cost of properties that we acquire to the extent that we utilize leverage for those acquisitions and may result in a reduction in the acquisition price to the extent we reduce the amount we offer to pay for properties to a price that sellers may not accept. Although we attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the six months ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NON-IFRS FINANCIAL MEASURES
To measure our operating performance, we focus on NOI, FFO, CFFO, net income attributable to Unitholders, and equity attributable to Unitholders. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies.

•NOI: revenues from our commercial properties operations less direct commercial property expenses before the impact of depreciation and amortization (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses before the impact of depreciation and amortization (“Hospitality NOI”).
•FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.
•Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest on equity accounted investments and the partnership’s share of BSREP III FFO. The partnership accounts for its investment in BSREP III as a financial asset and the income (loss) of the fund is not presented in the partnership’s results. Distributions from BSREP III, recorded as dividend income under IFRS, are removed from investment and other income for Company FFO presentation as these are dependent on realization events such as dispositions instead of the underlying operating performance of the investments within BSREP III.
•Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.
•Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, REUs, Special LP Units and FV LTIP Units.

    NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Because NOI excludes depreciation and amortization of real estate assets, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates and rental rates. We reconcile NOI to net income on page 20.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We do not use FFO as a measure of cash flow generated from operating activities. We reconcile FFO to net income on page 21 as we believe net income is the most comparable measure.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 21.

    Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally.

Reconciliation of Non-IFRS measures
    As described in the “Non-IFRS Financial Measures” section on page 19, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

The following table reconciles net loss to NOI for the three and six months ended June 30, 2024 and 2023:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Net loss	$(789)	$(458)	$(1,498)	$(852)
Add (deduct):
Income tax benefit (expense)	47	(81)	129	(140)
Investment and other revenue	(196)	(224)	(382)	(413)
Interest expense	1,281	1,174	2,494	2,341
Depreciation and amortization expense(1)	114	105	230	216
Investment and other expense	10	7	20	76
General and administrative expense	341	352	681	684
Fair value losses, net	508	58	880	111
Share of (earnings) losses from equity accounted investments	(111)	198	(243)	174
Total NOI(1)	$1,205	$1,131	$2,311	$2,197

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Commercial property revenue	$1,545	$1,416	$3,084	$2,902
Direct commercial property expense	(600)	(552)	(1,211)	(1,140)
Add: Depreciation and amortization expense in direct commercial property expense(1)	15	13	27	25
Commercial property NOI(1)	960	877	1,900	1,787
Hospitality revenue	682	687	1,277	1,252
Direct hospitality expense	(536)	(525)	(1,069)	(1,033)
Add: Depreciation and amortization expense in direct hospitality expense(1)	99	92	203	191
Hospitality NOI(1)	245	254	411	410
Total NOI(1)	$1,205	$1,131	$2,311	$2,197
(1)As described in the “Non-IFRS Financial Measures” section on page 19, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles net loss to FFO and Company FFO for the three and six months ended June 30, 2024 and 2023:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Net loss	$(789)	$(458)	$(1,498)	$(852)
Add (deduct):
Fair value losses, net	508	58	880	111
Share of equity accounted fair value (losses) gains, net	(8)	291	(5)	423
Depreciation and amortization of real estate assets(1)	84	78	171	159
Income tax expense (benefit)	47	(81)	129	(140)
Non-controlling interests in above items	25	4	68	92
FFO	$(133)	$(108)	$(255)	$(207)
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	12	15	26	31
Transaction costs, net(2)	29	27	23	43
Imputed interest(3)	23	5	32	9
BSREP III earnings(4)	(23)	(21)	(36)	(27)
Company FFO	$(92)	$(82)	$(210)	$(151)
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.
(4)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of Company FFO.

Reconciliation of Non-IFRS Measures – Office
The following table reconciles net loss to Office NOI for the three and six months ended June 30, 2024 and 2023:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Net loss	$(318)	$(511)	$(527)	$(593)
Add (deduct):
Income tax expense (benefit)	109	(40)	84	(87)
Investment and other revenue	(53)	(44)	(84)	(93)
Interest expense	229	219	462	431
Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	3	3	5	6
Investment and other expense	10	7	19	23
General and administrative expense	65	68	129	132
Fair value losses, net	161	296	345	434
Share of net losses from equity accounted investments	35	249	54	239
Total NOI - Office(1)	$241	$247	$487	$492
(1)As described in the “Non-IFRS Financial Measures” section on page 19, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Office segment are presented below:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Commercial property revenue	$439	$453	$885	$893
Hospitality revenue(1)	7	6	14	14
Direct commercial property expense	(203)	(208)	(406)	(408)
Direct hospitality expense(1)	(5)	(7)	(11)	(13)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(2)	3	3	5	6
Total NOI - Office(2)(3)	$241	$247	$487	$492
(1)Hospitality revenue and direct hospitality expense within our Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the our office assets in Houston.
(2)As described in the “Non-IFRS Financial Measures” section on page 19, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(3)Included in our total Office portfolio are 68 Core properties located in 16 premier office and mixed-use complexes in key global markets, which generated consolidated NOI of $110 million for the three months ended June 30, 2024 (2023 - $110 million). On a look-through basis, same-property NOI for these assets grew by 5%. See footnote 1 in Share of net earnings from equity accounted investments below for detail on NOI from unconsolidated Core properties.

The following table reconciles Office net loss to FFO and CFFO for the three and six months ended June 30, 2024 and 2023:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Net loss	$(318)	$(511)	$(527)	$(593)
Add (deduct):
Fair value losses, net	161	296	345	434
Share of equity accounted fair value losses, net	80	294	149	333
Depreciation and amortization of real estate assets(1)	—	1	1	2
Income tax expense (benefit)	109	(40)	84	(87)
Non-controlling interests in above items	(26)	(33)	(58)	(65)
FFO	$6	$7	$(6)	$24
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	2	5	5	9
Transaction costs, net(1)	4	5	10	5
Imputed interest(3)	23	4	32	8
Company FFO	$35	$21	$41	$46
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

The following table reconciles Office share of net losses from equity accounted investments for the three and six months ended June 30, 2024 and 2023:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Unconsolidated properties NOI(1)	$142	$135	$287	$270
Unconsolidated properties fair value (losses), net	(80)	(294)	(149)	(333)
Other(2)	(97)	(90)	(192)	(176)
Share of net losses from equity accounted investments	$(35)	$(249)	$(54)	$(239)
(1)Included in our total Office portfolio are 68 Core properties located in 16 premier office and mixed-use complexes in key global markets, which generated unconsolidated NOI of $105 million for the three months ended June 30, 2024 (2023 - $93 million). On a look-through basis, same-property NOI for these assets grew by 5%. See footnote 3 in the key components of NOI above for detail on NOI from consolidated Core properties.
(2)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures – Retail

The following table reconciles net income to Retail NOI for the three and six months ended June 30, 2024 and 2023:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Net income	$80	$125	$237	$141
Add (deduct):
Income tax expense	3	8	10	26
Investment and other revenue	(27)	(34)	(63)	(67)
Interest expense	205	201	383	394
Depreciation and amortization expense(2)	4	5	7	9
General and administrative expense	52	54	107	114
Fair value losses (gains), net	92	(32)	113	3
Share of net (earnings) from equity accounted investments	(168)	(87)	(305)	(125)
Total NOI - Retail(1)	$241	$240	$489	$495
(1)As described in the “Non-IFRS Financial Measures” section on page 19, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

The key components of NOI in our Retail segment are presented below:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Commercial property revenue	$349	$338	$708	$694
Direct commercial property expense	(112)	(103)	(226)	(208)
Add: Depreciation and amortization included in direct commercial property expense(1)	4	5	7	9
Total NOI - Retail(1)(2)	$241	$240	$489	$495
(1)As described in the “Non-IFRS Financial Measures” section on page 19, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Included in our total portfolio are 19 Core premier retail centers which generated consolidated NOI of $86 million for the three months ended June 30, 2024 (2023 -$84 million). On a look-through basis, same-property NOI for these assets were flat compared to the prior year. See footnote 1 in Share of net earnings from equity accounted investments below for detail on NOI from unconsolidated properties.

    The following table reconciles Retail net income to FFO and CFFO for the three and six months ended June 30, 2024 and 2023:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Net income	$80	$125	$237	$141
Add (deduct):
Share of equity accounted fair value (gains) losses, net	(107)	(21)	(178)	17
Fair value losses (gains), net	92	(32)	113	3
Income tax expense	3	8	10	26
Non-controlling interests in above items	(3)	(4)	(11)	(9)
FFO	$65	$76	$171	$178
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	3	4	6	8
Transaction costs, net(2)	18	12	8	24
Company FFO	$86	$92	$185	$210
(1) Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.

The following table reconciles Retail share of net earnings from equity accounted investments for the three and six months ended June 30, 2024 and 2023:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Unconsolidated properties NOI(1)	$180	$177	$364	$364
Unconsolidated properties fair value gains (losses), net	107	21	178	(17)
Other(2)	(119)	(111)	(237)	(222)
Share of net earnings from equity accounted investments	$168	$87	$305	$125
(1)Included in our total portfolio are 19 Core premier retail centers which generated consolidated NOI of $80 million for the six months ended June 30, 2024 (2023 - $77 million). On a look-through basis, same-property NOI for these assets were flat compared to the prior year. See footnote 3 in the key components of NOI above for detail on NOI from consolidated Core properties.
(2)Other primarily includes the partnership’s share of interest expense, general and administrative expense and investment and other income/expense from unconsolidated investments.

Reconciliation of Non-IFRS Measures - LP Investments
The following table reconciles net (loss) income to LP Investments NOI for the three and six months ended June 30, 2024 and 2023:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Net (loss) income	$(506)	$168	$(983)	$(39)
Add (deduct):
Income tax expense (benefit)	76	(147)	192	(114)
Investment and other revenue	(54)	(54)	(120)	(142)
Interest expense	735	658	1,432	1,320
Depreciation and amortization expense(2)	104	97	215	200
Investment and other expense	—	—	1	53
General and administrative expense	99	74	186	170
Fair value losses (gains), net	247	(170)	404	(298)
Share of net (earnings) losses from equity accounted investments	22	36	8	60
Total NOI(1)	$723	$662	$1,335	$1,210
(1)As described in the “Non-IFRS Financial Measures” section on page 19, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.
(2)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Commercial property revenue	$757	$657	$1,491	$1,315
Hospitality revenue	675	681	1,263	1,238
Direct commercial property expense	(283)	(255)	(577)	(523)
Direct hospitality expense	(530)	(518)	(1,057)	(1,020)
Add: Depreciation and amortization included in direct commercial property expense and direct hospitality expense(1)	104	97	215	200
Total NOI(1)	$723	$662	$1,335	$1,210
(1)As described in the “Non-IFRS Financial Measures” section on page 19, Commercial property NOI and Hospitality NOI excludes the impact of depreciation and amortization included in direct commercial property expense and direct hospitality expense, respectively.

The following table reconciles LP Investments net (loss) income to FFO and CFFO for the three and six months ended June 30, 2024 and 2023:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Net (loss) income	$(506)	$168	$(983)	$(39)
Add (deduct):
Fair value losses (gains), net	247	(170)	404	(298)
Share of equity accounted fair value losses, net	19	18	24	73
Depreciation and amortization of real estate assets(1)	84	77	170	157
Income tax expense (benefit)	76	(147)	192	(114)
Non-controlling interests in above items	70	54	165	191
FFO	$(10)	$—	$(28)	$(30)
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	6	4	12	11
Transaction costs, net(2)	5	—	6	4
Imputed interest(3)	—	1	—	1
BSREP III (earnings)(3)	(23)	(20)	(36)	(26)
CFFO	$(22)	$(15)	$(46)	$(40)
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.
(3)BSREP III is accounted for as a financial asset which results in FFO being recognized in line with distributions received. As such, the BSREP III earnings adjustment picks up our proportionate share of the Company FFO.

Reconciliation of Non-IFRS Measures – Corporate

The following table reconciles Corporate net loss to net loss attributable to Unitholders for the three and six months ended June 30, 2024 and 2023:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Net loss	$(44)	$(240)	$(224)	$(361)
Net loss attributable to non-controlling interests	(5)	(55)	(23)	(61)
Net loss attributable to Unitholders	$(39)	$(185)	$(201)	$(300)

The following table reconciles Corporate net loss to FFO and CFFO for the three and six months ended June 30, 2024 and 2023:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2024	2023	2024	2023
Net loss	$(44)	$(240)	$(224)	$(361)
Add (deduct):
Fair value losses (gains), net	8	(36)	18	(28)
Income tax (benefit) expense	(141)	98	(157)	35
Non-controlling interests in above items	(17)	(13)	(29)	(25)
FFO	$(194)	$(191)	$(392)	$(379)
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)(2)	1	1	3	2
Transaction costs, net(1)	2	10	(1)	10
CFFO	$(191)	$(180)	$(390)	$(367)
(1)Depreciation and amortization are included in direct commercial property expense and direct hospitality expense on the income statement.
(2)Presented net of non-controlling interests.

SUBSIDIARY PUBLIC ISSUERS
Brookfield Property Split Corp. (“BOP Split Corp.”) was incorporated for the purpose of being an issuer of preferred shares and owning a portion of the partnership’s investment in Brookfield Office Properties Inc. (“BOPI”) common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

In April 2018, the partnership formed two subsidiaries, Brookfield Property Finance ULC and Brookfield Property Preferred Equity Inc. to act as issuers of debt and preferred securities, respectively. The partnership and certain of its related entities have agreed to guarantee securities issued by these entities.

In connection with the Privatization (refer to Note 3, Privatization of the Partnership of our annual 2023 financial statements for further information), the partnership formed a subsidiary, Brookfield Property Preferred L.P. (“New LP”), to issue preferred securities (“New
LP Preferred Units”). The partnership and certain of its related entities have agreed to guarantee the securities issued by this entity.

The following tables provide consolidated summary financial information for the partnership, BOP Split, BPO, Brookfield Property Finance ULC, Brookfield Property Preferred Equity Inc., New LP and the holding entities:

(US$ Millions) For the three months ended Jun. 30, 2024	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$5	$15	$—	$22	$55	$152	$94	$2,080	$2,423
Net (loss) income attributable to Unitholders(1)	—	(356)	(382)	—	16	44	(481)	89	587	(483)
For the three months ended Jun. 30, 2023
Revenue	$—	$5	$19	$—	$32	$54	$123	$55	$2,039	$2,327
Net (loss) income attributable to Unitholders(1)	(191)	(308)	(177)	—	(45)	44	(531)	48	629	(531)

(US$ Millions) For the six months ended Jun. 30, 2024	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$25	$26	$—	$48	$110	$269	$122	$4,143	$4,743
Net (loss) income attributable to Unitholders(1)	(138)	(447)	(578)	—	60	92	(867)	109	901	(868)
For the six months ended Jun. 30, 2023
Revenue	$—	$10	$22	$—	$60	$108	$249	$368	$3,750	$4,567
Net (loss) income attributable to Unitholders(1)	(274)	(444)	(332)	—	(42)	87	(763)	351	654	(763)
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the operating partnership, Canholdco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Jun. 30, 2024	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$405	$343	$—	$1,932	$2,949	$3,245	$904	$(3,327)	$6,451
Non-current assets	8,709	6,194	12,744	—	25	—	32,918	2,821	60,164	123,575
Assets held for sale	—	—	—	—	—	—	—	—	2,599	2,599
Current liabilities	—	1,430	2,057	—	372	—	8,553	711	10,148	23,271
Non-current liabilities	—	14	1,547	—	1,390	653	3,922	481	52,677	60,684
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	169	169
Preferred equity	699	3,728	—	—	—	—	722	—	(4,450)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,425	—	—	—	—	—	23,109	25,534
Equity attributable to Unitholders(1)	$8,010	$1,427	$7,058	$—	$195	$2,296	$22,966	$2,533	$(22,217)	$22,268
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the operating partnership, Canholdco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Dec. 31, 2023	Brookfield Property Partners L.P.	BOP Split Corp.	BOPI	Brookfield Property Preferred Equity Inc.	Brookfield Property Finance ULC	Brookfield Property Preferred L.P.	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$428	$187	$—	$2,369	$2,952	$3,415	$1,124	$(3,286)	$7,189
Non-current assets	8,809	6,458	13,771	—	6	—	33,222	2,506	57,764	122,536
Assets held for sale	—	—	—	—	—	—	—	—	1,852	1,852
Current liabilities(5)	—	1,485	1,293	—	834	—	7,926	776	9,541	21,855
Non-current liabilities(5)	—	15	2,631	—	1,432	659	4,734	483	51,124	61,078
Liabilities associated with assets held for sale	—	—	—	—	—	—	—	—	57	57
Preferred equity	699	3,728	—	—	—	—	722	—	(4,450)	699
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,458	—	—	—	—	—	22,874	25,332
Equity attributable to Unitholders(1)	$8,110	$1,658	$7,576	$—	$109	$2,293	$23,255	$2,371	$(22,816)	$22,556
(1)Includes net income attributable to LP Units, GP Units, REUs, Special LP Units and FV LTIP Units.
(2)Includes the operating partnership, Canholdco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.
(3)Includes BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.
(4)Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.
(5)The partnership adopted the IAS 1 Amendments as of January 1, 2024. The comparative information has been restated. See Note 2, Summary of Material Accounting Policy Information for further information.

NEW LP PREFERRED UNITS GUARANTEE
New LP was created in order to issue New LP Preferred Units. The payment obligations of New LP to the holders of the New LP Preferred Units, including accrued and unpaid distributions, are fully and unconditionally guaranteed by the partnership, the Operating Partnership and several Holding Entities (CanHoldco, Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited). The guarantee of each guarantor ranks senior to all subordinate guarantor obligations.

Pursuant to Rule 13-01 of the SEC’s Regulation S-X, the following tables provides combined summarized financial information of New LP and New LP guarantor entities.

Total revenue of the partnership for the six months ended June 30, 2024 was $4,743 million. Summarized financial information of combined guarantor entities is presented in the following table:

(US$ Millions) For the six months ended Jun. 30, 2024	Combined Guarantor entities
Revenue	$1
Revenue - from related parties	6
Revenue - from non-guarantor subsidiaries	167
Dividend income - from non-guarantor subsidiaries	214
Operating profit	14
Net income	34

(US$ Millions) For the year ended Dec. 31, 2023	Combined Guarantor entities
Revenue	$2
Revenue - from related parties	7
Revenue - from non-guarantor subsidiaries	385
Dividend income - from non-guarantor subsidiaries	854
Operating profit	541
Net income	549

Total assets of the partnership and its controlled subsidiaries for the period ended June 30, 2024 was $132,625 million. Summarized financial information of combined guarantor entities is presented in the following table:

(US$ Millions) As at Jun. 30, 2024	Combined Guarantor entities
Current assets	$80
Current assets - due from related parties	725
Current assets - due from non-guarantor subsidiaries	5,776
Long-term assets	34
Long-term assets - due from related parties	142
Current liabilities	126
Current liabilities - due to related parties	1,651
Current liabilities - due to non-guarantor subsidiaries	6,376
Long-term liabilities	2,129
Long-term liabilities - due to non-guarantor subsidiaries	1,704
Preferred equity and capital securities	2,330
Non-controlling interests	4,020

(US$ Millions) As at Dec. 31, 2023	Combined Guarantor entities
Current assets	$108
Current assets - due from related parties	881
Current assets - due from non-guarantor subsidiaries	5,907
Long-term assets	30
Long-term assets - due from related parties	85
Current liabilities	429
Current liabilities - due to related parties	421
Current liabilities - due to non-guarantor subsidiaries	6,669
Long-term liabilities	2,949
Long-term liabilities - due to non-guarantor subsidiaries	1,704
Preferred equity and capital securities	2,325
Non-controlling interests	4,062

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; risks relating to trends in the office real estate industry; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; risks related to climate change; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Corporate Information

CORPORATE PROFILE
    Brookfield Property Partners is Brookfield Corporation’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is a subsidiary of Brookfield Corporation (NYSE: BN; TSX: BN). More information is available at www.brookfield.com.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Keren Dubon, Investor Relations at 855-212-8243 or via email at bpy.enquiries@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, Equiniti Trust Company, LLC, as listed below.

Equiniti Trust Company LLC
By mail:         6201 15th Avenue
Brooklyn, NY 11219
Tel:         (718) 921-8124; (800) 937-5449
Website:        https://equiniti.com/us/ast-access

COMMUNICATIONS
Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, and unit and distribution information as well as summary information on our outstanding preferred units.

We maintain an investor relations program and strive to respond to inquiries in a timely manner.